Exhibit (d)(2)

Schedule A

(As of February 18, 2025)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date
Amplify Bloomberg U.S. Treasury 12% Premium Income ETF (formerly Amplify Bloomberg U.S. Treasury Target High Income ETF)	0.30%	August 13, 2024	October 18, 2024	October 21, 2024	August 13, 2026